Exhibit 99.1

Titan Medical Completes Preclinical Good Laboratory Practice Procedures With Its Single-Port Robotic Surgical System

TORONTO--(BUSINESS WIRE)--July 18, 2019--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), announces that all procedures under Good Laboratory Practice (“GLP”) principles associated with the acute and chronic animal studies and human cadaver studies using its single-port robotic surgery system have been completed. The Company intends to announce the results of required follow-up to the chronic procedures by the end of August.

“We are pleased to have completed all of the planned GLP procedures necessary for our Investigational Device Exemption (“IDE”) application to the U.S. Food and Drug Administration (“FDA”),” said David McNally, Titan’s chief executive officer. “Anticipating positive results from the chronic study, we subsequently plan to submit the IDE application to the FDA during the current quarter. Meanwhile, we are proceeding with human factors studies that were previously planned for the second quarter and moved to the third quarter in order to accommodate the GLP procedures, which from a timing perspective, were our priority. All of this data, along with the confirmatory human data to be collected from studies under the IDE, is intended to support our planned 510(k) application for U.S. marketing clearance of our single-port robotic surgery system, and a concurrent application for the CE mark planned by year-end 2019.”

About Titan Medical Inc.

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 29, 2019 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

Contacts

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com